Exhibit 99.1

Nano Dimension’s Director, Yaron Eitan, Invests in the Company

Nano Dimension’s USA HQ, Sunrise, Florida, September 10, 2020 –  Nano Dimension Ltd. (Nasdaq: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, announced today that Yaron Eitan, who joined the Company’ board of directors in February 2020, is purchasing from the Company a warrant to buy up to 1,500,000 of the Company’s American Depositary Shares (ADSs) for an exercise price of $2.25 per ADS, a total investment of $3,375,000. The cost of the warrant is $150,000. The warrant will vest over a period of three years and will have a term of seven years.

Mr. Eitan commented: “Nano Dimension’s ‘one of its kind’ DragonFly LDM fabrication machine, that enables digital printing of 3D-advanced electronics, combined with a new and highly experienced management team, with whom I have worked before, is a winning combination. At this point, I know the company, its markets and its unprecedent barriers-to-entry for competition, which it has built through unique material, process and related intellectual property. I am excited to align my personal financial interest with the rest of our loyal shareholders. I believe that the recent personal investment by the Company’s Chief Executive Officer should be a sign of commitment and confidence in the new Nano Dimension.”

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com